OPERATIONS TRANSFER AGREEMENT

This Operations Transfer Agreement (the "Agreement"), dated as of October 1, 2010 (hereinafter referred to as the "Effective Date"), is by and between Attalla Health Care, Inc., an Alabama corporation (the "Transferor") and Attalla Nursing ADK, LLC, a Georgia limited liability company (the "New Operator"). For purposes hereof, the "Effective Date" shall be October 1, 2010.

A.   Transferor is the licensee of Attalla Health Care, Inc., a duly skilled nursing facility located at 915 Stewart Avenue SE, Attalla, Alabama 35954 (the "Facility").

B.   The parties wish to provide for an orderly transition of the operations of the Facility from Transferor to New Operator as of the Effective Date.

NOW, THEREFORE, in consideration of the premises, the mutual obligations of the parties contained in this Agreement, and for $10.00 and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree to incorporate the foregoing recitals as if fully rewritten in this Agreement and further agree as follows:

ARTICLE I
ASSETS, LIABILITIES, AND OTHER MATTERS

1.1   Transferred Assets.   Subject to the terms and conditions of this Agreement, Transferor will transfer to the applicable New Operator all of such Transferor's right, title and interest, if any, in and to the following assets that are located at the Facility and that are held by it for use in connection with the operation of the Facility: all resident lists, telephone numbers of the Facility (if permitted by the telephone service provider), and patient records (to the extent transferable in accordance with applicable law), furniture, fixtures, equipment, supplies, in each case, as the same shall exist on the Effective Date, and originals or copies of all of Transferor's books and records including payroll and employee benefits information (but excluding data on computer software) pertaining solely to the foregoing ("Transferred Assets").

1.2   Computer Data.   On the Effective Date, Transferor shall cooperate with New Operator and leave the data on computer software contained on the computers located at the Facility and management company's offices (or if requested by New Operator, provide New Operator with said data in an electronic format for downloading to New Operator's computers).

1.3   Indemnification. Transferor shall indemnify and defend New Operator and hold it harmless against and with respect to any and all damage, loss, liability, deficiency, cost and expense (including, without limitation, reasonable attorneys' fees and expenses) arising out of the operation of the Facility by Transferor prior to the Effective Date, including but not limited to any overpayments made to Transferor under Transferor's Provider Agreements or post-Effective Date rate adjustments resulting from the operation of the Facility prior to and through the Effective Date.

New Operator shall indemnify and defend Transferor and hold it harmless against and with respect to any and all damage, loss, liability, deficiency, cost and expense (including, without limitation, reasonable attorneys' fees and expenses) arising out of the operation of the Facility by New Operator on and subsequent to the Effective Date, including but not limited to any overpayments made to New Operator under New Operator's Provider Agreements or post-Effective Date rate adjustments resulting from the operation of the Facility on and subsequent to the Effective Date

1.4   Excluded Assets and Liabilities. Except as expressly provided in this Agreement, New Operator does not purchase or assume:

(a) Any 401K funds held by Transferor or its agents and employees prior to the Effective Date. Transferor shall retain all 401K plan funds and all financial records concerning said 401K plan funds. These funds are not part of these transactions and constitute an excluded asset.

(b) Any claims, lawsuits, liabilities, obligations or debts of Transferor, whether statutory, regulatory, judicially created or constitutional, including without limitation: (1)malpractice or other tort claims, statutory or regulatory claims, claims of state or federal agencies whether civil or criminal, fraud-based claims or claims for breach of contract to the extent any such claims are based on acts or omissions of Transferor occurring before the Effective Date; (2) any accounts payable, taxes, or other obligation or liability of Transferor to pay money incurred by Transferor prior to the Effective Date; and (3) any other obligations or liabilities arising solely from Transferor's acts or omissions prior to the Effective Date.

1.5   Transfer of Resident Trust Funds.

(a)   On the Effective Date, Transferor shall simultaneous with Closing deliver to New Operator a list that, to the best of its knowledge, will be a true, correct and complete description of any resident trust funds held by Transferor as of the Effective Date for any resident of the Facility (collectively the "Resident Trust Funds").

(b)   On the Effective Date, Transferor shall simultaneously with Closing transfer the Resident Trust Funds to New Operator and New Operator shall accept the Resident Trust Funds in trust for the residents, in accordance with applicable statutory and regulatory requirements. Within ten (10) business days after the Effective Date, Transferor and New Operator will reconcile the Resident Trust Funds transferred from Transferor to New Operator.

(c)   New Operator shall not have responsibility to the applicable resident/responsible party and regulatory authorities in the event the Resident Trust Funds delivered by Transferor to New Operator pursuant to this Section are demonstrated to be less than the full amount of the Resident Trust Funds for such resident as of the Effective Date, for inaccuracies in the accounting and inventory provided by Transferor, or for claims which arise from actions or omissions of Transferor with respect to the Resident Trust Funds prior to the Effective Date. Transferor agrees to indemnify, defend and hold harmless New Operator from any losses, liabilities, damages, claims, actions, causes of action, costs, expenses, including, without limitation, reasonable attorneys fees (collectively the "Losses") which such New Operator may incur as a result of discrepancies between the Resident Trust Funds as delivered by

Transferor to New Operator and the full amount of the Resident Trust Funds for such resident as of the Effective Date. Except for any discrepancies between the Resident Trust Funds as delivered by Transferor to New Operator and the full amount of the Resident Trust Funds for such resident as of the Effective Date, New Operator agrees to indemnify, defend and hold harmless Transferor from any Losses which Transferor may incur as the result or arising from any action or inaction of New Operator in respect of the Resident Trust Funds from and after the Effective Date.

1.6   Employees. Prior to the Effective Date the Transferor will provide to New Operator a schedule (the "Employee Schedule") which reflects, in all material respects, the following as of the Effective Date: (i) the name of all Facility-based employees and (ii) their positions, rates of pay, original hire dates and full/part time status and whether they are on medical disability or leave of absence. Transferor will terminate the employment of each of the Facility Employees (as defined below) as of the Effective Date. Any termination of employment made by Transferor shall be pursuant to the terms of this Agreement.

(a)   Simultaneously with the termination of employment referenced hereinabove, New Operator shall offer to hire, on a probationary and at-will basis, all of Transferor's employees who are employed at the Facility on the day before the Effective Date (the "Facility Employees") that are terminated as of the Effective Date as set forth hereinabove, so that Transferor is not required to give notice to employees of the Facility of the "closure" thereof under the Worker Adjustment and Restraining Notification Act (the "WARN Act") or any other comparable state law. New Operator shall be responsible for all wages of employees earned on October 1, 2010 and subsequent thereto. Facility Employees who shall be hired by New Operator shall also include, but not be limited to, any employees who are on medical disability or leaves of absence and who worked at the Facility immediately prior to such disability or leave who are able to perform the essential functions of the position with or without a reasonable accommodation, and who are qualified for the position. Any such offer of employment to a Facility Employee by New Operator shall be to perform comparable services upon comparable terms as such Facility Employee held with Transferor as of the Effective Date. Prior to the Effective Date, and subject to applicable law, Transferor shall provide New Operator with employee personnel files and governing policies and procedures. Transferor and its affiliates agrees to not solicit any of the Facility Employees for employment at any other facility or healthcare related company owned, operated or managed by the Transferor and its affiliates for a period of two (2) years.

(b)   New Operator shall hire on the Effective Date, on a probationary and at-will basis, every Facility Employee who elects to accept employment with New Operator in accordance with the terms of Section 1.6 (a) (all of such employees who accept employment with New Operator being herein called the "Hired Employees").

(c)   Unless otherwise agreed to the Transferor shall pay to each Facility Employee, on that date which would have been the next regularly scheduled payroll date for such employee following the Effective Date, an amount equal to any and all accrued salary earned by such employee as of the Effective Date.

(d)   Nothing in this Agreement shall create any rights in favor of any person not a party hereto, including the Facility Employees, or constitute an employment agreement or condition of employment for any employee of Transferor or any affiliate of Transferor.

(e)   Transferor shall make available group health plan continuation coverage pursuant to the requirements of Section 601, et seq. of ERISA and Section 4980B of the Internal Revenue Code, as amended ("COBRA"), to all of the Facility Employees to whom it is required to offer the same under applicable law, due to termination of their employment on the Effective Date, that do not elect to accept employment from the New Operator. Transferor acknowledges and agrees that New Operator is not assuming any of Transferor's obligations to its employees and/or qualified beneficiaries under COBRA or otherwise, except as specifically provided in this Section 1.6. As of the Effective Date, all active Facility Employees: (i) who participate as of the Effective Date in group health insurance coverage sponsored by Transferor (which group health plan shall be provided to New Operator) and (ii) who become Hired Employees, shall be eligible for participation in a group health plan (as defined for purposes of Internal Revenue Code Section 4980B) to be established and maintained by New Operator for the general benefit of its employees and their dependents. All such Hired Employees shall, if permissible under the plan of New Operator, be covered without a waiting period and without regard to any pre-existing condition unless (x) they are under a waiting period with Transferor at the Effective Date, in which case they shall be required to complete their waiting period while under New Operator's group health plan or in accordance with the terms of New Operator's benefit plan, or (y) they were subject to a pre-existing condition exclusion while under Transferor's group-health plan, in which case they shall be subject to the same exclusion while in New Operator's group health plan or in accordance with the terms of New Operator's benefit plan. Transferor and New Operator acknowledge and agree that it is the intent of this provision that Transferor shall not be required to provide continued health coverage under ERISA or Section 4980 of the Internal Revenue Code to any of the Hired Employees or to any qualified beneficiary (as defined for purposes of Section 4980B of the Internal Revenue Code) of any such Hired Employees.

(f)   New Operator and Transferor agree to indemnify, defend and hold harmless the other party from any Losses which such party may incur under the WARN Act or any comparable state law in the event of the violation by the indemnifying party of its obligations and warranties under subsections 1.6(a), (b) and (c).

1.7   Accounts Receivable.

(a)   Transferor shall retain all right, title and interest in and to all unpaid accounts receivable with respect to the Facility that relate to all periods prior to the Effective Date.

(b)   Payments received by Transferor or New Operator on and after the Effective Date with respect to the Facility from third party payors, shall be handled as follows:

(i)   if the accompanying remittance advice indicates, or if the parties agree, that the payments relate solely to services provided prior to the Effective Date, (A) in the event that such payments are received by New Operator, New Operator shall promptly remit such payments to Transferor not later than ten (10) days after such payment is received, and until so forwarded, shall be held in trust for the benefit of Transferor and (B) in the event that such payments are received by Transferor, Transferor shall retain the payments

(ii)   if the accompanying remittance advice indicates, or if the parties agree, that the payments relate solely to services provided on and after the Effective Date, (A) in the event that such payments are received by New Operator, New Operator shall retain the payments and (B) in the event that such payments are received by Transferor, Transferor shall promptly remit such payments to New Operator not later than ten (10) days after such payment is received, and until so forwarded, shall be held in trust for the benefit of New Operator;

    (iii) if the accompanying remittance advice, or if the parties agree, that the payments relate to services provided both prior to and on and after the Effective Date, (A) in the event that such payments are received by New Operator, New Operator shall promptly following receipt of such payment (but in any event, not later than ten (10) days after such payment is received) forward to Transferor the amount of such payment relating to services provided prior to the Effective Date, and (B) in the event that such payments are received by Transferor, Transferor shall promptly following receipt of such payment (but in any event, not later than ten (10) days after such payment is received) forward to New Operator the amount of such payment relating to services provided on and following the Effective Date; and

    (iv) if the accompanying remittance advice does not indicate the period to which a payment relates or if there is no accompanying remittance advice and if the parties do not otherwise agree as to how to apply such payment, then, for payments received during the first thirty (30) days after the Effective Date, the payment shall be deemed first to apply against the oldest outstanding account receivable due from such payor. Regardless of any other provision contained herein, all Social Security payments received by New Operator for services rendered prior to the Effective Date herein shall be paid to Transferor;

    (c) Any payments received by Transferor or New Operator from or on behalf of private pay patients with outstanding balances as of the Effective Date will be applied as designated on the accompanying remittance advice. If the period(s) for which such payments are made is not indicated on the accompanying remittance advice, and the parties are unable to agree as to the periods to which such payments relate, the parties shall assume that all such non designated payments will first be applied to any post Effective Date balances, with the excess, if any, applied to the extent of any balances due for services rendered by Transferor prior to the Effective Date.

    (d) New Operator and Transferor shall forward to the other party via email or facsimile any and all remittance advices, explanation of benefits, denial of payment notices and all other correspondence received by the party that relate to services provided by the other party. The documents shall be forwarded within twenty-four (24) hours following receipt in accordance with the notice provisions contained herein.

    (e) Nothing herein shall be deemed to limit in any way Transferor's rights and remedies to recover accounts receivable due and owing in respect of services rendered at the Facility prior to the Effective Date.

    (f) If the parties mutually determine that any payment hereunder was misapplied by the parties, the party which erroneously received said payment shall remit the same to the other within ten (10) days after said determination is made.

    (g) For a period of three hundred and sixty-five (365) days after the Effective Date, New Operator and Transferor shall, upon reasonable notice and during normal business hours, have the right to inspect all receipts and other books and records of the other respective party in order to confirm the other party's compliance with the obligations imposed on it under this Section.

(h)   If either party fails to forward to the other party any payment received by such party in accordance with the terms of this Section 1.6, the other party shall be entitled (among all other remedies allowed by law and this Agreement) to interest on the amount owed at the rate of 12% per annum, simple interest, until such payment has been paid. The payment of any interest imposed under this Section 1.7(h), if any, shall be made together with the underlying payment therefore.

(i)   Pre-paid payments received by the Transferor prior to the Effective Date with respect to the Facility applicable to any period on and following the Effective Date shall be forwarded by such Transferor to the New Operator with ten (10) business days following the date received.

1.8   Prorations.

(a)   Utility charges for the billing period in which the Effective Date occurs, real and personal property taxes attributable to the Facility, and any other items of revenue or expense attributable to the Facility (the "Prorated Items") shall be prorated between Transferor and New Operator as of the Effective Date. In general, such prorations shall be made so as to reimburse Transferor for prepaid expense to the extent such expense is attributable to periods on and after the Effective Date and to charge Transferor for expenses accrued but unpaid prior to the Effective Date. The intent of this provision shall be implemented by New Operator remitting to Transferor any invoices for Prorated Items that reflect a service date before the Effective Date and by New Operator assuming responsibility for the payment of any invoices for Prorated Items that reflect a service date on and after the Effective Date with any overage or shortage in payments by either party to be adjusted and paid as provided in Sections 1.8 (b) and (c).

(b)   All such prorations shall be made on the basis of actual days elapsed in the relevant accounting, billing or revenue period and shall be based on the most recent information available to Transferor. Utility charges which are not metered and read as of the Effective Date shall be estimated based on prior charges, and shall be re-prorated upon receipt of statements therefor.

(c)   To the extent possible and based on reasonable estimates, the parties shall make all prorations on the Effective Date. All amounts owing from one party hereto to the other party hereto that require adjustment after the Effective Date shall be settled within thirty (30) days after the Effective Date or, in the event the information necessary for such adjustment is not available within said thirty (30) day period, then as soon thereafter as practicable.

(d)   Within thirty (30) days after the Effective Date, New Operator shall transfer to Transferor an amount equal to any petty cash remaining at the Facility on the Effective Date.

1.9   Access to Records.

(a)   At the Closing, Transferor shall, to the extent permitted by applicable law, allow all of the patient medical records, financial records and employee records (save and except for 401K retirement plan records) relating to the Facility that are in Transferor's possession or control to remain at the Facility or if requested by New Operator, to the extent such records are in an electronic format, provide such information directly to New Operator for downloading by New Operator on its computer system.

(b)   Subsequent to the Effective Date, New Operator shall allow Transferor and its agents and representatives to have reasonable access to (upon reasonable prior notice and during normal business hours), and to make copies of, at Transferor's expense, the books and records and supporting material of the Facility relating to any period prior to the Effective Date, to the extent reasonably necessary to enable Transferor to investigate and defend employee or other claims, to file or defend tax returns and to verify accounts receivable collections due Transferor, which access shall not unreasonably disrupt New Operator's operations.

(c)   Transferor shall be entitled to remove the originals of any records delivered to New Operator, for purposes of litigation involving a resident or employee to whom such record relates, if an officer of a court of competent jurisdiction or agency official certifies that such original must be produced in order to comply with applicable law or pursuant to the order of a court of competent jurisdiction in connection with such litigation and Transferor shall provide New Operator with a complete copy of such records prior to its removal at Transferor's reasonable cost and expense and as a condition precedent to receiving such original record. Any record so removed shall promptly be returned to New Operator following its use.

(d)   New Operator agrees to maintain such books, records and other material comprising records of the Facility's operations prior to the Effective Date that have been received by New Operator from Transferor or otherwise, including, but not limited to, resident records and records of resident funds, to the extent required by law, but in no event for less than seven (7) years, and thereafter shall allow Transferor a reasonable opportunity to remove such documents, at Transferor's expense, in the event that New Operator shall decide to dispose of such documents.

1.10   Cost Reports.   Transferor shall timely prepare and file with the appropriate Medicare and Medicaid agencies any final cost reports with respect to its operation of the Facility which are required to be filed by law under the terms of the Medicare and Medicaid Programs. New Operator acknowledges that Medicare Part A coinsurance receivables from dates of service prior to the Effective Date exist and agrees that to the extent the information is provided to the New Operator so that it may accurately reflect the information in the filing to (i) report any uncollectible amounts (i.e., "Medicare Bad Debts") from the Transferors dates of service on its initial Medicare cost report and any subsequent cost reports if needed and (ii) if the New Operator receives payment on the Medicare Part A Bad Debts that are from the Transferors dates of service, the New Operator will reimburse the Transferor for these amounts at such time as the Transferor provides a schedule of the Medicare Bad Debts and supporting documentation to the New Operator.

1.11   Recoupments. Transferor acknowledges and agrees that it shall be responsible for all Medicare and Medicaid billing and cost reports filed with Medicare and Medicaid with respect to the Facility prior to the Effective Date, and New Operator acknowledges and agrees that it shall be responsible for all Medicare and Medicaid billing and cost reports filed with Medicare and Medicaid with respect to the Facility on and after the Effective Date. Accordingly, in the event it is determined by Medicare or Medicaid that as a result of an audit or a denial of a claim (a) Transferor has been overpaid during the pre-Effective Date period or has otherwise received payment(s) to which it was not entitled for any reason under applicable Medicare or Medicaid rules and regulation or (b) New Operator has been overpaid during the post-Effective Date period or has otherwise received payment(s) to which it was not entitled for any reason under applicable Medicare or Medicaid rules and regulation (collectively, each party's "Reimbursement Obligations"), each party is and shall be responsible for its Reimbursement Obligations. Accordingly, Transferor and New Operator each (the "Indemnitor") agrees to indemnify, defend and hold harmless the other (the "Indemnitee") from and against any and all claims, damages, liabilities, costs, expenses or other charges incurred by, assessed against or paid by the Indemnitee (the "Claims") with respect to the Reimbursement Obligations of the Indemnitor. Indemnitor further agrees promptly after receipt thereof to provide Indemnitee with any documentation received by it that it believes may give rise to a claim by Indemnitee against Indemnitor under this Section (an "Indemnity Notice"). Upon receipt of an Indemnity Notice, Indemnitor shall within thirty (30) days after receipt of the Indemnity Notice, in good faith, review the Claim and, if appropriate, Indemnitor shall, at its sole cost and expense, challenge, appeal or defend against the matter described in the Indemnity Notice within the applicable time periods required by law or agreement with the payor, and, in such event, no payment shall be due from Indemnitor to Indemnitee under this Section until the earlier to occur of (i) the full and final resolution of such claim on terms which require a payment by Indemnitor or Indemnitee or (ii) the recoupment from Indemnitee in whole or in part of the amount which is the subject of such Indemnity Notice, in which event payment shall be made within twenty (20) days following notice to Indemnitee of an event described in subparagraph (i) or (ii) hereof. If Indemnitor fails or elects not to challenge or appeal the Claims described in the Indemnity Notice, Indemnitor shall indemnify Indemnitee against any Claims of Indemnitee within twenty (20) days following the thirty (30) day period described above. In addition to the foregoing, Indemnitor agrees to cooperate with Indemnitee in responding to any Claim and to make available to Indemnitee such documents and records as may be necessary to defend any such Claims. All payments not made by Indemnitor to Indemnitee when due shall be subject to interest at the Prime Rate announced in the Money Rates section of The Wall Street Journal plus two percent (2%) from the date due to the date paid in full.

1.12   Surveys. Transferor represents and warrants that, as of the Effective Date, Plans of Correction have been submitted and approved (and/or are awaiting resurvey) for all outstanding compliance items identified on any state or federal surveys with respect to the Facility.

1.13   Operating Procedures Manuals. Transferor agrees to leave one set of their operating procedures manuals at the Facility, to be retained by New Operator for historical reference purposes only (and not for ongoing operations purposes). Transferor does not assign, license, or otherwise transfer any copyright or intellectual property rights regarding Transferor's manual or procedures to New Operator.

ARTICLE II
TRANSFEROR'S REPRESENTATIONS AND WARRANTIES

2.1   Transferor's Representations and Warranties.

(a)   Except as expressly set forth in this Agreement, Transferor makes no representation, warranty, or covenant whatsoever with respect to any matter, thing or event. Without limiting the generality of the foregoing, New Operator shall accept the Facility in their AS-IS, WHERE-IS, WITH ALL FAULTS condition as of the Effective Date, subject to normal wear and tear.

(b)   Transferor represents and warrants to New Operator as follows:

(i)   <u>Organization and Standing of Transferor</u>. Transferor is a corporation, duly organized, validly existing and in good standing under the laws of the State of Alabama. Transferor has the power and authority to conduct the business presently being conducted by Transferor at the Facility.

(ii)   <u>Authority</u>. Transferor has the full corporate power and authority to make, execute, deliver and perform this Agreement including the schedules, exhibits, and the other instruments and documents required or contemplated hereby (the "Transferor's Transaction Documents"). Such execution, delivery, performance and consummation have been duly authorized by all necessary action, corporate or otherwise, on the part of Transferor, its members and managers.

(iii)   <u>Binding Effect</u>. Transferor's Transaction Documents, when executed by Transferor constitute the valid and binding obligations of Transferor, enforceable against Transferor in accordance with their respective terms.

(iv)   Employee Relations. To the actual knowledge of the Transferor, there is no pending or threatened employee strikes or work stoppage;

ARTICLE III
<u>NEW OPERATOR'S REPRESENTATIONS AND WARRANTIES</u>

3.1   <u>New Operator's Representations and Warranties</u>. New Operator represents and warrants to Transferor as follows:

(a)   <u>Organization and Standing of New Operator</u>. New Operator is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Georgia. New Operator has the power and authority to own the property and assets now owned by it and to conduct the business presently being conducted by it.

(b)   <u>Authority</u>. New Operator has the full corporate power and authority to make, execute, deliver and perform this Agreement including the schedules, exhibits, and other instruments and documents required or contemplated hereby (the "New Operator's Transaction Documents", collectively with the Transferor's Transaction Documents, the "Transaction Documents"). Such execution, delivery, performance and consummation have been duly authorized by all necessary action, corporate or otherwise, on the part of New Operator.

(c)   <u>Binding Effect</u>. New Operator's Transaction Documents, when executed by New Operator constitute the valid and binding obligations of New Operator, enforceable against New Operator in accordance with their respective terms.

ARTICLE IV
OBLIGATIONS OF THE PARTIES PRIOR TO CLOSING

4.1   Condition of Facility.   Between the date of this Agreement and the Closing, Transferors shall (a) maintain the Facility in substantially the same condition as each is in as of the Effective Date hereof, ordinary wear and tear excepted and (b) not remove any Transferred Assets as well as any assets leased by the Transferors from the Facility, except for the use of supplies and inventory necessary in the operation of the Facility in the ordinary course of their business.

ARTICLE V
CONDITIONS PRECEDENT TO NEW OPERATOR'S OBLIGATIONS

Unless waived by New Operator, its obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction, prior to or on the Effective Date, of each of the following conditions. Upon failure of any of the following conditions, New Operator may terminate this Agreement pursuant to and in accordance with Article VII.

5.1   Representations and Warranties. The representations and warranties of Transferor contained in this Agreement shall be true and correct in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time.

5.2   Performance of Covenants.   Transferor shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Date.

5.3   Resident Trust Funds.   Transferor shall simultaneously with Closing execute and deliver an assignment and assumption of Resident Trust Funds substantially in the form and substance of the Assignment of Resident Trust Funds, attached hereto and made a part hereof.

ARTICLE VI
CONDITIONS PRECEDENT TO TRANSFEROR'S OBLIGATIONS

Unless waived by Transferor, its obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction, prior to or on the Effective Date, of each of the following conditions. Upon failure of any of the following conditions, Transferor may terminate this Agreement pursuant to and in accordance with Article VII:

6.1   Representations and Warranties.   The representations and warranties of New Operator contained in this Agreement shall be true and correct in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time.

6.2   Performance of Covenants.   New Operator shall have performed or complied in all material respects with each of its agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Effective Date.

6.3   <u>Resident Trust Funds</u>. New Operator shall simultaneously with Closing execute and deliver the Assignment of Resident Trust Funds substantially in the form and substance of the Assignment of Resident Trust Funds, attached hereto and made a part hereof.

6.4   New Operator shall have performed or complied in all material respects with each of its agreements and conditions required by the Purchase Agreement between the parties and all representations and warranties of New Operator contained in said Purchase Agreement shall be true and correct in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time.

6.5   New Operator shall pay to Transferor at closing $9,800,000.00 by cashier's check.

ARTICLE VII
TERMINATION

7.1   <u>Termination by Mutual Consent</u>. This Agreement may be terminated at any time at or prior to the Effective Date by the mutual consent of Transferor and New Operator.

7.2   <u>Effect of Termination</u>. If a party terminates this Agreement because one of the conditions precedent to its obligations hereunder has not been satisfied, or if this Agreement is terminated by mutual consent, this Agreement shall become null and void without any liability of any party to the other; provided, that if such termination is as a result of a breach by any of the parties hereto of any of its representations, warranties or covenants in this Agreement, nothing herein shall affect the non-breaching party's right to damages on account of such other party's breach.

ARTICLE VIII
INDEMNIFICATION

8.1   <u>Indemnification by Transferor</u>. Transferor shall indemnify and defend Purchaser and New Operator, and New Operator's directors, officers, agents, representatives, employees, heirs, successors and assigns, and hold them harmless against and with respect to any and all Loss resulting from:

(a)   any inaccuracy in any representation or certification, or breach of any warranty, made by Transferor pursuant to this Agreement and Purchase Agreement; or

(b)   the breach of any covenant or undertaking made by Transferor in this Agreement and Purchase Agreement, or

(c)   the operation of the Facility by Transferor prior to the Effective Date, including but not limited to recoupments from third-party payors such as the Medicare and Medicaid programs for overpayments made to Transferor.

8.2   Indemnification by New Operator. New Operator shall indemnify and defend Transferor and Transferor's members, managers, officers, agents, representatives, employees, heirs, successors and assigns and hold them harmless against and with respect to any and all Loss resulting from:

(a)   any inaccuracy in any representation or certification, or breach of any warranty, made by New Operator pursuant to this Agreement and the Purchase Agreement; or

(b)   the breach of any covenant or undertaking made by New Operator in this Agreement and the Purchase Agreement; or

(c)   the operation of the Facility on and after the Effective Date, including but not limited to recoupments from third-party payors such as the Medicare and Medicaid programs for overpayments made to New Operator.

8.3   Limitations on Indemnification. Except as provided in this Agreement, each party's liability hereunder shall be limited to actual damages and no party shall be liable to the other party hereunder for special, consequential, incidental, punitive, extra-contractual, bad faith, exemplary or other damages, fines and penalties, except when such damages, fines and penalties are asserted against or imposed upon the Indemnitee (as herein defined) by a government or private third party, at which time such damages, fines and penalties shall be deemed to be the actual damages of Indemnitee.

8.4   Control of Defense of Indemnifiable Claims. Each indemnified party (each, an "Indemnitee") shall give the indemnifying party (the "Indemnitor") prompt notice of each claim for which it seeks indemnification. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought. A claim for indemnification for any matter involving a third party claim shall be made against the Indemnitor promptly after receipt by the Indemnitee of notice of the commencement of any proceeding against the Indemnitee. Failure to timely notify the Indemnitor will not relieve the Indemnitor of any liability it may have to the Indemnitee, except to the extent the Indemnitor's defense of such action is prejudiced by the Indemnitee's failure to timely deliver such notice. The Indemnitor, upon written authorization by the Indemnitee, will be entitled to assume the defense of such claims (unless the Indemnitor is also a party to such claim and joint representation would be inappropriate) and, after notice to the Indemnitee of its election to assume the defense of such claim, the Indemnitor will not be liable to the Indemnitee for any fees of other counsel or any other expenses with respect to the defense of such claim. If the Indemnitor assumes the defense of a claim, no compromise or settlement of such claims may be effected by the Indemnitor without the Indemnitee's consent unless (i) there is no finding or admission of any violation of legal requirements or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnitee, and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnitor. If notice is given to an Indemnitor of the commencement of any claim and the Indemnitor does not, within ten days after the Indemnitee's notice is given, give notice to the Indemnitee of its election to assume the defense of such claim, the Indemnitor will be bound by any determination made in such claim or any compromise or settlement effected by the Indemnitee.

ARTICLE IX
MISCELLANEOUS PROVISIONS

9.1 <u>Drafting</u>. The parties hereto have carefully reviewed and negotiated the terms of this Agreement and the Transaction Documents, and Transferor and New Operator hereby acknowledge and agree that they have had a full and fair opportunity to review and negotiate the Agreement and the Transaction Documents with the advice of its counsel. Therefore, there shall be no presumption in favor of the non-drafting party.

9.2 <u>Costs and Expenses</u>. Except as expressly otherwise provided in this Agreement, each party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.

9.3 <u>Performance</u>. In the event of a breach by either party of its obligations hereunder and/or the Purchase Agreement of the Parties, the other party shall have the right, in addition to any other remedies which may be available, to obtain specific performance of the terms of this Agreement, and the breaching party hereby waives the defense that there may be an adequate remedy at law.

9.4 <u>Benefit and Assignment</u>. This Agreement binds and inures to the benefit of each party hereto and its successors and proper assigns. Neither party shall be permitted to assign its rights or obligations under this Agreement without the prior consent of the other parties hereto, which said consent shall not be unreasonably withheld.

9.5 <u>Effect and Construction of this Agreement</u>. The captions used herein are for convenience only and shall not control or affect the meaning or construction of the provisions of this Agreement. This Agreement may be executed in one or more counterparts, and all such counterparts shall constitute one and the same instrument. Copies of original signatures sent by facsimile transmission shall be deemed to be originals for all purposes of this Agreement. All gender employed in this Agreement shall include all genders, and the singular shall include the plural and the plural shall include the singular whenever and as often as may be appropriate. When used in this Agreement, the term "including" shall mean "including but not limited to."

9.6 <u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed to be properly given when personally delivered to the party entitled to receive the notice, or the next business day after being sent, overnight service, by nationally recognized overnight courier, or upon receipt after being mailed by certified or registered mail (return receipt requested), in each case, postage prepaid, registered or certified mail, or if sent by facsimile, upon confirmation of successful transmission thereof (only if such notice is also delivered by hand, overnight delivery or registered or certified mail), properly addressed to the party entitled to receive such notice at the address stated below:

If to Transferor:

Attalla Health Care, Inc.
607 S. 3rd Street
Gadsden, AL 35901
Att: Mr. Ted Cook

To New Operator:

Attalla Nursing ADK, LLC
Two Buckhead Plaza
3050 Peachtree Road NW
Suite 570
Atlanta, GA 30305
Attn: Chris Brogdon

9.7   Waiver, Discharge, etc. This Agreement shall not be released, discharged, abandoned, changed or modified in any manner, except by an instrument in writing executed by or on behalf of each of the parties hereto by their duly authorized officer or representative. The failure of any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

9.8   Rights of Persons Not Parties. Nothing contained in this Agreement shall be deemed to create rights in persons not parties hereto, other than the successors and proper assigns of the parties hereto.

9.9   Governing Law; Disputes. This Agreement shall be governed by and construed in accordance with the laws of the state of Alabama which the Facility is located disregarding any contrary rules relating to the choice or conflict of laws.

9.10   Severability. Any provision, or distinguishable portion of any provision, of the Agreement which is determined in any judicial or administrative proceeding to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties waive any provision of law which renders a provision hereof prohibited or unenforceable in any respect.

9.11   Entire Agreement. This Agreement including the schedules and exhibits thereto constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, warranties, or representations between the parties with respect to the subject matter hereof other than as set forth herein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written.

TRANSFEROR:

ATTALLA HEALTH CARE, INC.,
an Alabama corporation

By:

Name:

Title:

NEW OPERATOR:

ATTALLA NURSING ADK, LLC,
a Georgia limited liability company

By:

Name: Chris Brogdon

Title: Manager

(Acknowledgements on next page)





STATE OF Alabama)
COUNTY OF Etowah)

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Attalla Health Care, Inc., an Alabama corporation, is signed to the foregoing Operations Transfer Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Operations Transfer Agreement, he, as such President and with full authority executed the same voluntarily for and as the act of said corporation.

Given under my hand this the 30th day of September, 2010.

(SEAL)

Notary Public
My commission expires: 4/27/2013

STATE OF Georgia)
COUNTY OF Cobb)

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Attalla Nursing ADK, LLC, a Georgia Limited Liability Company, is signed to the foregoing Operations Transfer Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Operations Transfer Agreement, he, as such Manager and with full authority executed the same voluntarily for and as the act of said limited liability company.

Given under my hand this the 30th day of September, 2010.

(SEAL)

Jennifer M. Taylor
Notary Public
My commission expires: 02/15/2011.

ASSIGNMENT AND ASSUMPTION OF RESIDENT TRUST FUNDS

This Assignment and Assumption Agreement (the "Assignment") is effective as of 12:00:01 a.m. as of the 1st day of October, 2010, and is by and between Attalla Health Care, Inc., an Alabama corporation (the "Transferor") and Attalla Nursing ADK, a Georgia limited liability company (the "New Operator").

Background

A. Transferor and New Operator are parties to an Operations Transfer Agreement (the "Agreement") dated as of October 1, 2010, which is incorporated into this Assignment as if fully rewritten in this Assignment.

B. It is a condition to the Closing under the Agreement that Transferor simultaneously assigns all of its right, title and interest in, to, and under the Resident Trust Funds (as such term is defined in the Agreement) to New Operator, and that New Operator assume Transferor's obligations with respect to such Resident Trust Funds arising after the date hereof.

Now, therefore, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto, intending to be bound, hereby agree to incorporate the foregoing recitals into this Assignment and further agree as follows:

1. Transferor hereby assigns, transfers and conveys all of its right, title and interest in, to, and under the Resident Trust Funds described in Exhibit "A" attached hereto as of the Effective Date to New Operator.

2. New Operator hereby assumes all liabilities arising as of the Effective Date (as defined in the Agreement) with respect to the Resident Trust Funds described in Exhibit "A" attached hereto.

TRANSFEROR:

ATTALLA HEALTH CARE, INC.,
an Alabama corporation

By: Lee H. Cook
Name:
Title: Pres.

NEW OPERATOR:

Attalla Nursing ADK, LLC,
a Georgia limited liability company

By:
Name: Manager
Title: Chris Brogdon

STATE OF ___Alabama___)
COUNTY OF ___Etowah___)

       I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Attalla Health Care, Inc., an Alabama corporation, is signed to the foregoing Operations Transfer Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Operations Transfer Agreement, he, as such President and with full authority executed the same voluntarily for and as the act of said corporation.

       Given under my hand this the 30th day of ___September___, 2010.

(SEAL)



_____
Notary Public
My commission expires: 4 /27 /2013

STATE OF _____)
COUNTY OF _____)

       I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Attalla Nursing ADK, LLC, a Georgia Limited Liability Company, is signed to the foregoing Operations Transfer Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Operations Transfer Agreement, he, as such Manager and with full authority executed the same voluntarily for and as the act of said limited liability company.

       Given under my hand this the _____ day of _____, 2010.

(SEAL)

_____
Notary Public
My commission expires: _____/_____/_____.

Note: This report includes only the selection criteria listed below.
Transaction Date From 9/1/2010 Thru 9/30/2010
TF6200A

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
BAGGETT, JAMES E.		420309574	9/1/2010	Transactions Prior to 9/1/2010			141.22
			9/3/2010	SS	DEP	430.00	
			9/7/2010	AHC RENT	9169	400.00-	
			Fund Balance for BAGGETT, JAMES E. (420309574) at			171.22
BAILEY, NELL		416382990	9/1/2010	Transactions Prior to 9/1/2010			586.42
			9/3/2010	SS	DEP	952.00	
			9/7/2010	AHC RENT	9169	922.00-	
			Fund Balance for BAILEY, NELL (416382990) at 09/30/2010			616.42
BALLARD, LETETIA		252112889	9/1/2010	Transactions Prior to 9/1/2010			150.03
			9/7/2010	AHC RENT	9169	21.00-	
			9/9/2010	DEP INCOME AUGUST	DEP	51.00	
			9/13/2010	DEP INCOME SEPT	DEP	51.00	
			Fund Balance for BALLARD, LETETIA (252112889) at			231.03
BATEY, ESTHER G.		421181837	9/1/2010	Transactions Prior to 9/1/2010			100.02
			9/3/2010	SS	DEP	665.00	
			9/3/2010	W-MART 2 ROLLS YARN	9155	10.82-	
			9/9/2010	CSF ANNUITY	DEP	391.92	
			9/10/2010	AHC RENT	9198	1,026.92-	
			9/13/2010	LYNNIS BATEY /W-MART SHOPPING	9206	47.22-	
			9/15/2010	ESTHER BATEY SPENDING	9213	20.00-	
			9/21/2010	W-MART 2-ROLLS YARN	9227	4.86-	
			9/29/2010	W-MART YARN X 3	9248	7.30-	
			Fund Balance for BATEY, ESTHER G. (421181837) at 09/30/2010			39.82
BAUER, MARY		449424028	9/1/2010	Transactions Prior to 9/1/2010			30.00
			Fund Balance for BAUER, MARY (449424028) at 09/30/2010			30.00
BEASLEY, MARTHA		421585148	9/1/2010	Transactions Prior to 9/1/2010			392.78
			9/1/2010	VA	DEP	1,056.00	
			9/1/2010	W-MART MOUTHWASH	9143	4.83-	
			9/3/2010	SS	DEP	1,015.00	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	5.00-	
			9/7/2010	AHC RENT	9169	1,952.00-	
			9/7/2010	CASH REIMB HALL ENV 09/05	9168	1.00-	
			9/20/2010	CASH REIMB HALL ENV 09/19	9228	1.00-	
			9/21/2010	MARTHA BEASLEY SPENDING	9236	22.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	5.00-	
			Fund Balance for BEASLEY, MARTHA (421585148) at			472.95
BLAKELY, NITA W.		424388761	9/1/2010	Transactions Prior to 9/1/2010			82.26
			9/1/2010	W-MART CASE PEPSI	9143	6.52-	
			9/13/2010	W-MART 24-PK DRINKS	9202	6.52-	
			9/29/2010	W-MART 24-PK DR. PEPPER	9248	6.52-	
			Fund Balance for BLAKELY, NITA W. (424388761) at 09/30/2010			62.70
BOATFIELD, LARRY Y.		421567921	9/1/2010	Transactions Prior to 9/1/2010			155.13
			9/3/2010	SS	DEP	1,386.00	
			9/7/2010	AHC RENT	9169	1,356.00-	

TF6200A

Trust Fund Trial Balance
Attalla Health Care. Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/15/2010	CHERYL DENSMORE/REPAIR GLASSES	9210	9.81-	
				Fund Balance for BOATFIELD, LARRY Y. (421567921) at			175.32
BOWERS, BETTY		419484927	9/1/2010	Transactions Prior to 9/1/2010			802.98
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	8.00-	
			9/3/2010	JET-PEP 15 PKS CIG	9156	40.86-	
			9/3/2010	SS	DEP	978.00	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	5.00-	
			9/7/2010	AHC RENT	9169	948.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	5.00-	
				Fund Balance for BOWERS, BETTY (419484927) at 09/30/2010			774.12
BROCK, MALYDIA W.		423247083	9/1/2010	Transactions Prior to 9/1/2010			15.00
				Fund Balance for BROCK, MALYDIA W. (423247083) at			15.00
BURKS, GEORGE T.		424802808	9/1/2010	Transactions Prior to 9/1/2010			30.00
				Fund Balance for BURKS, GEORGE T. (424802808) at 09/30/2010			30.00
BUSH, RITA		416521150	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/1/2010	VA	DEP	90.00	
			9/1/2010	RITA BUSH SPENDING	9148	10.00-	
			9/2/2010	RITA BUSH PETTY CASH	9152	30.00-	
			9/3/2010	SS	DEP	839.00	
			9/7/2010	AHC RENT	9169	809.00-	
			9/8/2010	RITA BUSH TRANSFER TO P. CASH	9182	30.00-	
			9/13/2010	WAL-MART PRINGLES	9202	1.63-	
			9/14/2010	RITA BUSH FOR P. CASH ACCT	9207	30.00-	
			9/20/2010	RITA BUSH SPENDING	9222	18.37-	
				Fund Balance for BUSH, RITA (416521150) at 09/30/2010			0.00
BUTLER, EDITH M.		418742322	9/1/2010	Transactions Prior to 9/1/2010			655.09
			9/3/2010	SS	DEP	554.00	
			9/7/2010	AHC RENT	9169	422.58-	
				Fund Balance for BUTLER, EDITH M. (418742322) at 09/30/2010			786.51
CANADA, LINDA		560747443	9/1/2010	Transactions Prior to 9/1/2010			0.01
			9/3/2010	SS	DEP	775.00	
			9/3/2010	LINDA CANADA SPENDING	9164	10.00-	
			9/3/2010	JET-PEP 1-CTN CIGARS	9156	10.88-	
			9/7/2010	AHC RENT	9169	745.00-	
			9/7/2010	CASH REIMB HALL ENV 9/5	9168	3.00-	
			9/7/2010	LINDA CANADA SPENDING	9171	6.13-	
				Fund Balance for CANADA, LINDA (560747443) at 09/30/2010			0.00
CLARY, STEVE A.		266755504	9/1/2010	Transactions Prior to 9/1/2010			20.00
			9/3/2010	JET-PEP 3-PKS CIG	9156	9.78-	
			9/7/2010	DEP INCOME	DEP	51.00	
			9/7/2010	AHC RENT	9172	21.00-	
			9/7/2010	CASH REIMB HALL ENV 9/4-9/5	9168	6.00-	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	5.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	7.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	5.00-	

TF6200A

Trust Fund Trial Balance
Attalla Health Care. Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/30/2010	STEVE CLARY SPENDING	9249	5.00-	
			Fund Balance for CLARY, STEVE A. (266755504) at 09/30/2010				12.22
CLINE, BETTY J.		420342995	9/1/2010	Transactions Prior to 9/1/2010			0.14
			9/3/2010	SS	DEP	945.00	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	20.00-	
			9/7/2010	AHC RENT	9169	915.00-	
			9/24/2010	BETTY CLINE SPENDING	9240	10.00-	
			Fund Balance for CLINE, BETTY J. (420342995) at 09/30/2010				0.14
COLLINS, LYNN R.		424900764	9/1/2010	Transactions Prior to 9/1/2010			940.03
			9/3/2010	SS	DEP	660.00	
			9/7/2010	AHC RENT	9169	1,117.74-	
			Fund Balance for COLLINS, LYNN R. (424900764) at 09/30/2010				482.29
COOPER, BILL		405565441	9/1/2010	Transactions Prior to 9/1/2010			457.55
			9/3/2010	SS	DEP	723.00	
			9/10/2010	BILL COOPER SPENDING	9196	20.00-	
			Fund Balance for COOPER, BILL (405565441) at 09/30/2010				1,160.55
CROMER, TIMMY		419046515	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	W-MART CASE SUNKIST	9143	6.52-	
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	23.48-	
			Fund Balance for CROMER, TIMMY (419046515) at 09/30/2010				0.00
CROSS, BARBARA		409138398	9/1/2010	Transactions Prior to 9/1/2010			0.42
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	30.00-	
			Fund Balance for CROSS, BARBARA (409138398) at 09/30/2010				0.42
CURRAN, PATRICIA A.		419903112	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	PAT CURRAN SPENDING	9147	30.00-	
			Fund Balance for CURRAN, PATRICIA A. (419903112) at				0.00
CURRY, WILLIE		417701287	9/1/2010	Transactions Prior to 9/1/2010			159.81
			9/1/2010	SSI	DEP	30.00	
			9/13/2010	JET-PEP 1 CTN WRANGLER	9203	11.98-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	6.00-	
			Fund Balance for CURRY, WILLIE (417701287) at 09/30/2010				171.83
DANIEL, LOUISE		424124630	9/1/2010	Transactions Prior to 9/1/2010			294.05
			9/3/2010	SS	DEP	506.00	
			9/7/2010	AHC RENT	9169	476.00-	
			9/8/2010	VILLAGE CHAPEL F. H. PRE PAY	9186	30.00-	
			9/8/2010	AHC POSTAGE	9191	0.44-	
			Fund Balance for DANIEL, LOUISE (424124630) at 09/30/2010				293.61
DAVIDSON, SHARON		355481424	9/1/2010	Transactions Prior to 9/1/2010			0.01
			9/1/2010	GOV CHECK	DEP	944.40	

TF6200A   **Trust Fund Trial Balance**   Page 4 of 14
                             Attalla Health Care, Inc. (AH)   9/30/2010
                                                                                9:37 AM

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/1/2010	SHARON DAVIDSON SPENDING	9149	30.00-	
			9/3/2010	AHC RENT	9162	914.40-	
			Fund Balance for DAVIDSON, SHARON (355481424) at				0.01
DAVIES, JEAN		416422786	9/1/2010	Transactions Prior to 9/1/2010			80.05
			Fund Balance for DAVIES, JEAN (416422786) at 09/30/2010				80.05
DEEN, JEREMY	8/12/10	423081709	9/1/2010	Transactions Prior to 9/1/2010			0.02
			9/1/2010	RE-DIS INT	ADJ	0.02-	
			Fund Balance for DEEN, JEREMY (423081709) at 09/30/2010				0.00
DIXON, DELANO		421401744	9/1/2010	Transactions Prior to 9/1/2010			629.70
			9/1/2010	SSI	DEP	30.00	
			9/27/2010	CASH REIMB HALL ENV 9/26	9245	3.00-	
			Fund Balance for DIXON, DELANO (421401744) at 09/30/2010				656.70
DORMANY, ANNA M.		577427605	9/1/2010	Transactions Prior to 9/1/2010			377.22
			9/3/2010	SS	DEP	648.00	
			9/7/2010	AHC RENT	9169	618.00-	
			9/9/2010	ANNA DORMANY SPENDING	9192	25.00-	
			Fund Balance for DORMANY, ANNA M. (577427605) at				382.22
DOWDY, EPPIE J.		419822020	9/1/2010	Transactions Prior to 9/1/2010			8.79
			Fund Balance for DOWDY, EPPIE J. (419822020) at 09/30/2010				8.79
DUPREE, HENRY		423707416	9/1/2010	Transactions Prior to 9/1/2010			0.01
			Fund Balance for DUPREE, HENRY (423707416) at 09/30/2010				0.01
DYER, EDITH H.		416228373	9/1/2010	Transactions Prior to 9/1/2010			30.00
			Fund Balance for DYER, EDITH H. (416228373) at 09/30/2010				30.00
FARMER, BELLE H.		418202737	9/1/2010	Transactions Prior to 9/1/2010			1,513.11
			9/1/2010	RETIRE	DEP	676.57	
			9/3/2010	AHC RENT	9163	1,603.95-	
			9/3/2010	B/C B/S C-PLUS	9166	154.00-	
			9/3/2010	SS	DEP	1,222.00	
			9/22/2010	JUANITA JOHNSON CUT/ SET HAIR	9237	15.00-	
			Fund Balance for FARMER, BELLE H. (418202737) at 09/30/2010				1,638.73
FORTENBERRY, MARY A.		417562664	9/1/2010	Transactions Prior to 9/1/2010			1,616.73
			9/3/2010	AHC RENT	9163	515.00-	
			9/3/2010	SS	DEP	545.00	
			Fund Balance for FORTENBERRY, MARY A. (417562664) at				1,646.73
FUGATT, MOZELLE K.		418202052	9/1/2010	Transactions Prior to 9/1/2010			805.46
			9/1/2010	W-MART BOX RITZ CRACKERS	9143	3.25-	
			9/3/2010	JET-PEP 1 LG CAN SNUFF	9156	13.46-	
			9/3/2010	AHC RENT	9163	208.00-	
			9/3/2010	SS	DEP	238.00	
			9/13/2010	W-MART CRACKERS	9202	3.25-	

TF6200A

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/13/2010	JET-PEP 1-LG CAN SNUFF	9203	13.50-	
				Fund Balance for FUGATT, MOZELLE K. (418202052) at			802.00
GARRISON, HELEN L.		417924308	9/1/2010	Transactions Prior to 9/1/2010			98.84
			9/3/2010	SS	DEP	1,198.00	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	5.00-	
			9/7/2010	AHC RENT	9169	1,168.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	4.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	5.00-	
				Fund Balance for GARRISON, HELEN L. (417924308) at			114.84
GRIFFIN, JUANITA		422229774	9/1/2010	Transactions Prior to 9/1/2010			60.05
			9/3/2010	SS	DEP	586.00	
			9/10/2010	AHC RENT	9200	636.04-	
				Fund Balance for GRIFFIN, JUANITA (422229774) at 09/30/2010			10.01
GUYTON, RICHARD F.		424389106	9/1/2010	Transactions Prior to 9/1/2010			487.74
			9/3/2010	SS	DEP	899.00	
			9/7/2010	AHC RENT	9169	869.00-	
				Fund Balance for GUYTON, RICHARD F. (424389106) at			517.74
HARRIS, EUNICE L.		259242499	9/1/2010	Transactions Prior to 9/1/2010			1,352.78
			9/3/2010	SS	DEP	919.00	
			9/15/2010	JUANITA JOHNSON HAIR CUT	9211	5.00-	
			9/15/2010	AHC RENT	9212	801.06-	
				Fund Balance for HARRIS, EUNICE L. (259242499) at 09/30/2010			1,465.72
HITCHCOCK, JEWELL R.		417124616	9/1/2010	Transactions Prior to 9/1/2010			896.80
			9/1/2010	RETIRE	DEP	299.84	
			9/3/2010	SS	DEP	1,082.00	
			9/8/2010	AHC POSTAGE	9191	0.44-	
			9/8/2010	ALA MED AGENCY PAYMENT REVIEW	9188	326.09-	
			9/23/2010	AHC PART FOR BRODA CHAIR	9239	163.24-	
			9/27/2010	SUPERIOR BANK BURIAL ACCT	9242	1,000.00-	
				Fund Balance for HITCHCOCK, JEWELL R. (417124616) at			788.87
HOOD, JACK		423466824	9/1/2010	Transactions Prior to 9/1/2010			337.86
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	10.00-	
			9/3/2010	SS	DEP	494.00	
			9/7/2010	AHC RENT	9169	464.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	12.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	10.00-	
				Fund Balance for HOOD, JACK (423466824) at 09/30/2010			335.86
HOOD, MARTHA		419882879	9/1/2010	Transactions Prior to 9/1/2010			598.04
			9/7/2010	AHC RENT	9169	549.04-	
			9/8/2010	SS	DEP	567.00	
			9/8/2010	DEP CASH RETN BY BROTHER	DEP	17.50	
			9/8/2010	JUNANITA JOHNSON PERM & TIP	9181	35.00-	
			9/20/2010	MARTHA HOOD OPEN P. CASH ACCT	9225	10.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	5.00-	

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
				Fund Balance for HOOD, MARTHA (419882879) at 09/30/2010			583.50
IVEY, MATTIE R.		417666587	9/1/2010	Transactions Prior to 9/1/2010			71.60
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	MATTIE IVEY/SPENDING	9144	5.00-	
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	5.00-	
			9/8/2010	W-MART 12-PK PEPSI	9179	4.34-	
			9/21/2010	W-MART COND., MOUSSE	9227	4.19-	
			9/27/2010	CASH REIMB HALL ENV 9/25	9245	0.50-	
			9/27/2010	CASH FOR PETTY CASH	9246	3.00-	
				Fund Balance for IVEY, MATTIE R. (417666587) at 09/30/2010			79.57
JACKSON, EMMETRIUS		420921582	9/1/2010	Transactions Prior to 9/1/2010			24.73
			9/8/2010	DEP INCOME	DEP	51.00	
			9/8/2010	AHC RENT	9185	21.00-	
			9/9/2010	DARLENE TAYLOR CIGARETTES	9194	42.39-	
				Fund Balance for JACKSON, EMMETRIUS (420921582) at			12.34
JEWELL, JOSEPH		222320129	9/1/2010	Transactions Prior to 9/1/2010			1,354.70
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	10.00-	
			9/3/2010	AHC RENT	9163	835.00-	
			9/3/2010	SS	DEP	865.00	
			9/13/2010	JET-PEP 2-CTN CIG	9203	54.48-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	6.00-	
			9/21/2010	COMCAST CABLE 6/10 BILL	9233	40.97-	
			9/21/2010	MIRA MED REV/GAD PHYSICIAN	9235	10.35-	
			9/21/2010	LDG FINANCIAL WACOVIA BANK	9234	127.11-	
			9/22/2010	JUANITA JOHNSION CUT HAIR	9237	5.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	15.00-	
				Fund Balance for JEWELL, JOSEPH (222320129) at 09/30/2010			1,115.79
JOHNSON, RONALD D.		422484142	9/1/2010	Transactions Prior to 9/1/2010			769.61
			9/3/2010	SS	DEP	407.00	
			9/27/2010	CASH FOR PETTY CASH	9246	3.00-	
				Fund Balance for JOHNSON, RONALD D. (422484142) at			1,173.61
JOHNSON, VIOLA B.		6938	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/3/2010	SS	DEP	863.00	
			9/7/2010	AHC RENT	9169	833.00-	
			9/7/2010	AT @ T PH BILL	9175	22.38-	
			9/7/2010	VIOLA JOHNSON, SPENDING	9176	7.62-	
			9/9/2010	MS. JOHNSON DEP MONEY	DEP	20.00	
			9/16/2010	SPENDING	9221	20.00-	
				Fund Balance for JOHNSON, VIOLA B. (6938) at 09/30/2010			0.00
JOHNSTON, GEORGE L.		423668206	9/1/2010	Transactions Prior to 9/1/2010			413.70
			9/1/2010	VA	DEP	61.00	
			9/3/2010	SS	DEP	978.00	
			9/7/2010	AHC RENT	9169	1,009.00-	
			9/13/2010	W-MART 4-PR SWEAT PANTS	9202	30.52-	
				Fund Balance for JOHNSTON, GEORGE L. (423668206) at			413.18
JONES, MICHAEL S.		416114566	9/1/2010	Transactions Prior to 9/1/2010			760.57

TF6200A

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/1/2010	SSI	DEP	30.00	
				Fund Balance for JONES, MICHAEL S. (416114566) at 09/30/2010			790.57
KELLEY, CHARLEY A.		418640765	9/1/2010	Transactions Prior to 9/1/2010			0.01
			9/3/2010	SS	DEP	1,223.00	
			9/3/2010	W-MART DRINKS	9155	5.42-	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	20.59-	
			9/7/2010	AHC RENT	9169	1,193.00-	
			9/7/2010	CASH REIMB HALL ENV 9/4 9/5	9168	4.00-	
				Fund Balance for KELLEY, CHARLEY A. (418640765) at			0.00
KELPY, PEGGY		422727672	9/1/2010	Transactions Prior to 9/1/2010			236.59
				Fund Balance for KELPY, PEGGY (422727672) at 09/30/2010			236.59
LACKEY, JEWELL A.		422604965	9/1/2010	Transactions Prior to 9/1/2010			333.40
			9/3/2010	SS	DEP	1,112.00	
			9/7/2010	AHC RENT	9169	1,082.00-	
			9/8/2010	RAINBOW MEMORIAL GARDENS	9183	25.00-	
			9/8/2010	AHC POSTAGE	9191	0.44-	
			9/21/2010	LIBERTY NATL INS PREM	9230	45.41-	
				Fund Balance for LACKEY, JEWELL A. (422604965) at			292.55
LACKEY, PAUL		418620009	9/1/2010	Transactions Prior to 9/1/2010			22.00
				Fund Balance for LACKEY, PAUL (418620009) at 09/30/2010			22.00
LANG, GAYNELL		423328074	9/1/2010	Transactions Prior to 9/1/2010			30.00
				Fund Balance for LANG, GAYNELL (423328074) at 09/30/2010			30.00
LASSETER, NINA L.		417385748	9/1/2010	Transactions Prior to 9/1/2010			981.20
			9/3/2010	AHC RENT	9163	211.53-	
			9/3/2010	SS	DEP	951.00	
			9/16/2010	AHC. RENT	9219	947.17-	
				Fund Balance for LASSETER, NINA L. (417385748) at 09/30/2010			773.50
LEATH, GEORGE		420665461	9/1/2010	Transactions Prior to 9/1/2010			5.00
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	GEORGE LEATH SPENDING	9146	30.00-	
				Fund Balance for LEATH, GEORGE (420665461) at 09/30/2010			5.00
LOCKETT, MARGARET H.		199122335	9/1/2010	Transactions Prior to 9/1/2010			933.52
			9/3/2010	SS	DEP	862.00	
			9/7/2010	AHC RENT	9169	832.00-	
				Fund Balance for LOCKETT, MARGARET H. (199122335) at			963.52
LONG, ROBERT		417704162	9/1/2010	Transactions Prior to 9/1/2010			573.15
			9/1/2010	SSI	DEP	30.00	
				Fund Balance for LONG, ROBERT (417704162) at 09/30/2010			603.15
LONGANECKER, OLGA J.		262784284	9/1/2010	Transactions Prior to 9/1/2010			855.51
			9/1/2010	W-MART 2-ROLLS YARN	9143	5.40-	

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/3/2010	FAMILY DENTRISTRY ASSOC	9159	30.00-	
			9/3/2010	SS	DEP	665.00	
			9/7/2010	AHC RENT	9169	635.00-	
			9/15/2010	OLGA DEP CASH	DEP	25.00	
			9/21/2010	W-MART YARN,T.P, H.S., COND	9227	22.80-	
			9/29/2010	W-MART YARN X 4/CARROTS	9248	11.33-	
			Fund Balance for **LONGANECKER, OLGA J. (262784284) at**				840.98
LUMPKIN, ETHEL I.		417602297	9/1/2010	Transactions Prior to 9/1/2010			0.02
			9/3/2010	SS	DEP	559.00	
			9/7/2010	AHC RENT	9169	559.00-	
			Fund Balance for LUMPKIN, ETHEL I. (417602297) at 09/30/2010				0.02
MALLARY, ROBERT		484300953	9/1/2010	Transactions Prior to 9/1/2010			500.11
			Fund Balance for MALLARY, ROBERT (484300953) at				500.11
MCCAY, AUDREY A.		421548558	9/1/2010	Transactions Prior to 9/1/2010			510.28
			9/3/2010	SS	DEP	604.00	
			9/7/2010	AHC RENT	9169	610.00-	
			Fund Balance for MCCAY, AUDREY A. (421548558) at 09/30/2010				504.28
MCCOY, EMMA A.		421621829	9/1/2010	Transactions Prior to 9/1/2010			393.38
			9/3/2010	SS	DEP	357.00	
			9/7/2010	AHC RENT	9169	347.90-	
			9/20/2010	MET LIFE X 2 @ 20.90	DEP	41.80	
			Fund Balance for MCCOY, EMMA A. (421621829) at 09/30/2010				444.28
MCCOY, J.P.		418741124	9/1/2010	Transactions Prior to 9/1/2010			605.59
			9/1/2010	SSI	DEP	30.00	
			Fund Balance for MCCOY, J.P. (418741124) at 09/30/2010				635.59
MILAM, TOMMY D.		422425685	9/1/2010	Transactions Prior to 9/1/2010			14.18
			Fund Balance for MILAM, TOMMY D. (422425685) at 09/30/2010				14.18
MILLS, CARL R.	6/28/10	279407645	9/1/2010	Transactions Prior to 9/1/2010			0.01
			9/1/2010	RE-DIS INT	ADJ	0.01-	
			Fund Balance for MILLS, CARL R. (279407645) at 09/30/2010				**0.00**
MIMS, J V.		418204000	9/1/2010	Transactions Prior to 9/1/2010			0.03
			9/3/2010	VA	DEP	1,586.00	
			9/3/2010	SS	DEP	1,172.00	
			9/3/2010	JV MIMS SPENDING	9158	90.00-	
			9/10/2010	AHC RENT	9199	2,668.03-	
			9/20/2010	RETIREMENT LATE	DEP	703.79	
			9/20/2010	AHC RENT	9229	673.79-	
			9/21/2010	J.V. MIMS SPENDING	9231	30.00-	
			Fund Balance for MIMS, J V. (418204000) at 09/30/2010				0.00
MIMS, LOLA		424348413	9/1/2010	Transactions Prior to 9/1/2010			31.56
			9/3/2010	LOLA MIMS SPENDING	9157	31.56-	
			9/3/2010	SS	DEP	570.00	

TF6200A

Trust Fund Trial Balance
Attalla Health Care. Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/3/2010	AARP INS	9165	178.00-	
			9/7/2010	AHC RENT	9169	361.00-	
			9/8/2010	LOLA MIMS SPENDING	9180	31.00-	
			Fund Balance for MIMS, LOLA (424348413) at 09/30/2010				0.00
MORRIS, BILLY J.		422428005	9/1/2010	Transactions Prior to 9/1/2010			382.47
			9/3/2010	SS	DEP	635.00	
			9/7/2010	AHC RENT	9169	605.00-	
			9/13/2010	CIGNA MEDI RX. PREMS	9205	16.00-	
			Fund Balance for MORRIS, BILLY J. (422428005) at 09/30/2010				396.47
MULKEY, LALAR		417018619	9/1/2010	Transactions Prior to 9/1/2010			30.00
			Fund Balance for MULKEY, LALAR (417018619) at 09/30/2010				30.00
NAIL, HIAWATHA		416383029	9/1/2010	Transactions Prior to 9/1/2010			142.86
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	5.00-	
			Fund Balance for NAIL, HIAWATHA (416383029) at 09/30/2010				137.86
NASH, CARL		423643348	9/1/2010	Transactions Prior to 9/1/2010			23.38
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	15.00-	
			9/3/2010	SS	DEP	921.00	
			9/7/2010	AHC RENT	9169	891.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	15.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	10.00-	
			Fund Balance for NASH, CARL (423643348) at 09/30/2010				13.38
NELSON, JOYCE	8/10/10	423508447	9/1/2010	Transactions Prior to 9/1/2010			167.60
			9/1/2010	SSI	DEP	30.00	
			Fund Balance for NELSON, JOYCE (423508447) at 09/30/2010				197.60
NORMAN, NORMA L.		428305199	9/1/2010	Transactions Prior to 9/1/2010			1,014.80
			9/1/2010	SSI	DEP	30.00	
			Fund Balance for NORMAN, NORMA L. (428305199) at				1,044.80
NORTHARD, WILLIE L.		424748137	9/1/2010	Transactions Prior to 9/1/2010			710.93
			9/3/2010	SS	DEP	1,089.00	
			9/7/2010	AHC RENT	9169	1,059.00-	
			9/10/2010	CASH TO RE-IMB HALL ENV 09/07	9197	4.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	6.00-	
			9/27/2010	CASH REIMB HALL ENV 9/24	9245	4.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	8.00-	
			Fund Balance for NORTHARD, WILLIE L. (424748137) at				718.93
OTT, BETTY		174383872	9/1/2010	Transactions Prior to 9/1/2010			41.61
			9/3/2010	SS	DEP	726.00	
			9/3/2010	W-MART FRUIT, DRINKS	9155	9.81-	
			9/7/2010	AHC RENT	9169	702.00-	
			9/8/2010	SS REFUND INS PREM	DEP	110.50	
			9/13/2010	W-MART DRINKS, CARDS	9202	6.27-	
			9/13/2010	BETTY OTT SPENDING	9204	11.44-	
			9/20/2010	CASH REIMB HALL ENV 09/18	9228	2.00-	
			9/29/2010	W-MART BODY WASH/CANDY	9248	3.90-	

TF6200A

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
				Fund Balance for OTT, BETTY (174383872) at 09/30/2010			142.69
PEARCE, VADA M.		418202792	9/1/2010	Transactions Prior to 9/1/2010			58.62
			9/1/2010	ANNUITY	DEP	402.50	
			9/2/2010	PENNSYLVANIA LIFE INS	9153	368.00-	
			9/3/2010	SS	DEP	1,465.00	
			9/7/2010	AHC RENT	9169	1,468.50-	
			9/8/2010	AHC POSTAGE	9191	0.44-	
			9/15/2010	VADA PEARCE SPENDING	9216	50.00-	
				Fund Balance for PEARCE, VADA M. (418202792) at 09/30/2010			39.18
PEPPERS, VENNIE		421324872	9/1/2010	Transactions Prior to 9/1/2010			30.02
				Fund Balance for PEPPERS, VENNIE (421324872) at 09/30/2010			30.02
PHILLIPS, DORIS V.		409569501	9/1/2010	Transactions Prior to 9/1/2010			1,038.75
			9/3/2010	SS	DEP	448.00	
			9/7/2010	AHC RENT	9169	418.00-	
				Fund Balance for PHILLIPS, DORIS V. (409569501) at 09/30/2010			1,068.75
PHILLIPS, MARTHA A.		421707560	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	12.25-	
			9/7/2010	CASH REIMB HALL ENV 09/03	9178	1.00-	
			9/8/2010	MUTUAL SAVINGS LIFE + 1.00	9189	16.75-	
				Fund Balance for PHILLIPS, MARTHA A. (421707560) at			0.00
POWELL, BETTY D.		420845642	9/1/2010	Transactions Prior to 9/1/2010			176.19
			9/1/2010	SSI	DEP	30.00	
				Fund Balance for POWELL, BETTY D. (420845642) at 09/30/2010			206.19
PRATER, JOHNNIE M.		419269574	9/1/2010	Transactions Prior to 9/1/2010			167.04
			9/1/2010	SSI	DEP	30.00	
			9/2/2010	FEED THE CHILDREN	9154	8.00-	
			9/3/2010	DR. LEONARDS PRODUCTS	9160	37.86-	
			9/7/2010	AT & T	9177	49.49-	
			9/13/2010	REFUND DR. LEONARDS PRODUCTS	DEP	37.86	
			9/27/2010	CASH FOR PETTY CASH	9246	10.00-	
				Fund Balance for PRATER, JOHNNIE M. (419269574) at			129.55
PRESTON, SHIRLEY R.		422967836	9/1/2010	Transactions Prior to 9/1/2010			20.06
			9/3/2010	SS	DEP	1,085.00	
			9/7/2010	AHC RENT	9169	1,085.00-	
				Fund Balance for PRESTON, SHIRLEY R. (422967836) at			20.06
QUARLES, INEZ		422365762	9/1/2010	Transactions Prior to 9/1/2010			350.49
			9/3/2010	SS	DEP	1,392.00	
			9/7/2010	AHC RENT	9169	1,362.00-	
				Fund Balance for QUARLES, INEZ (422365762) at 09/30/2010			380.49
RAINWATER, JAMES E.		423528565	9/1/2010	Transactions Prior to 9/1/2010			1,569.23
			9/1/2010	SSI	DEP	30.00	

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			9/8/2010	AHC POSTAGE	9191	0.44-	
			9/8/2010	MUTUAL SAVINGS LIFE INS	9190	22.64-	
			9/27/2010	CASH REIMB HALL ENV 9/26	9245	1.00-	
			Fund Balance for RAINWATER, JAMES E. (423528565) at				1,575.15
RAYFORD, EUDELLE R.		419802547	9/1/2010	Transactions Prior to 9/1/2010			60.06
			9/3/2010	SS	DEP	548.00	
			9/7/2010	AHC RENT	9169	518.00-	
			9/9/2010	EUDELLE RAYFORD SPENDING	9193	90.00-	
			Fund Balance for RAYFORD, EUDELLE R. (419802547) at				0.06
REDDEN, JAMES		424748189	9/1/2010	Transactions Prior to 9/1/2010			239.13
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	20.00-	
			9/3/2010	JAMES REDDEN SPENDING W/END	9161	10.00-	
			9/7/2010	CASH REIMB HALL ENV 9/5	9168	1.00-	
			9/7/2010	JAMES REDDEN SPENDING	9174	10.00-	
			9/8/2010	JAMES REDDEN TRANSFER P. CASH	9184	30.00-	
			9/15/2010	JAMES REDDEN SPENDING	9214	10.00-	
			9/16/2010	JAMES REDDEN SPENDING	9220	15.00-	
			9/20/2010	CASH REIMB HALL ENV 09/19	9228	3.00-	
			9/21/2010	JAMES REDDEN SPENDING	9232	10.00-	
			9/23/2010	JAMES REDDEN SPENDING	9238	20.00-	
			9/24/2010	JAMES REDDEN SPENDING	9241	10.00-	
			9/27/2010	JAMES REDDEN PETTY CASH	9243	30.00-	
			Fund Balance for REDDEN, JAMES (424748189) at 09/30/2010				70.13
ROBERTS, SHELBIE J.		416489295	9/1/2010	Transactions Prior to 9/1/2010			135.07
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	10.00-	
			9/3/2010	JET-PEP 15 PKS CIG	9156	40.86-	
			9/3/2010	SS	DEP	567.00	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	7.00-	
			9/7/2010	AHC RENT	9169	537.00-	
			9/27/2010	CASH FOR PETTY CASH	9246	7.00-	
			Fund Balance for ROBERTS, SHELBIE J. (416489295) at				100.21
ROBINSON, HELEN B.		383205220	9/1/2010	Transactions Prior to 9/1/2010			1,343.07
			9/1/2010	VA	DEP	90.00	
			9/3/2010	SS	DEP	1,035.00	
			9/7/2010	AHC RENT	9169	1,005.00-	
			Fund Balance for ROBINSON, HELEN B. (383205220) at				1,463.07
SAINT, JESSE O.	7/23/10	418889432	9/1/2010	Transactions Prior to 9/1/2010			0.05
			9/1/2010	RE-DIS INT	ADJ	0.05-	
			Fund Balance for SAINT, JESSE O. (418889432) at 09/30/2010				0.00
SAMPLES, MARSTON L.		421567531	9/1/2010	Transactions Prior to 9/1/2010			124.88
			9/1/2010	CASH/ TRANSFER TO P. CASH	9151	10.00-	
			9/3/2010	SS	DEP	1,165.00	
			9/7/2010	AHC RENT	9169	1,135.00-	
			9/7/2010	CASH TRANSFER TO P. CASH	9173	5.00-	
			9/20/2010	CASH REIMB HALL ENV 09/19	9228	2.00-	
			Fund Balance for SAMPLES, MARSTON L. (421567531) at				137.88

TF6200A

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
SAMPSON, LINDA		418889257	9/1/2010	Transactions Prior to 9/1/2010			1,069.67
			9/3/2010	SS	DEP	403.00	
			9/7/2010	AHC RENT	9169	373.00-	
				Fund Balance for SAMPSON, LINDA (418889257) at 09/30/2010			1,099.67
SIGLER, TERESA		419841617	9/1/2010	Transactions Prior to 9/1/2010			16.07
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	9145		10.00-	
			9/7/2010	CASH REIMBURSE HALL ENV 09/04	9178	5.00-	
			9/10/2010	CASH TO RE-IMB HALL ENV 09/08	9197	5.00-	
			9/20/2010	TERESA SIGLER SPENDING	9226	10.00-	
			9/27/2010	CASH REIMB HALL ENV 9/26	9245	3.00-	
				Fund Balance for SIGLER, TERESA (419841617) at 09/30/2010			13.07
SIMS, KATHY		420807182	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/1/2010	SSI	DEP	30.00	
			9/1/2010	KATHY SIMS SPENDING	9150	17.50-	
			9/8/2010	RURAL METRO ATS 07/27/09	9187	12.50-	
				Fund Balance for SIMS, KATHY (420807182) at 09/30/2010			0.00
SMITH, PLUMA		420308747	9/1/2010	Transactions Prior to 9/1/2010			27.04
			9/13/2010	MRS. SMITH DEP CASH	DEP	80.00	
			9/28/2010	PLUMA SMITH SPENDING	9247	10.00-	
				Fund Balance for SMITH, PLUMA (420308747) at 09/30/2010			97.04
STEWART, CORINE		424347605	9/1/2010	Transactions Prior to 9/1/2010			70.41
			9/23/2010	MS. STEWART DEP CK	DEP	300.00	
				Fund Balance for STEWART, CORINE (424347605) at 09/30/2010			370.41
STOKES, SHIRLEY A.		422664125	9/1/2010	Transactions Prior to 9/1/2010			472.30
			9/1/2010	SSI	DEP	30.00	
			9/8/2010	W-MART PERSONAL ITEMS	9179	16.58-	
			9/29/2010	W-MART,CUPS,M.W., LOTION,TISUE	9248	12.42-	
				Fund Balance for STOKES, SHIRLEY A. (422664125) at			473.30
SUTTLES, ARTHUR T.		419626760	9/1/2010	Transactions Prior to 9/1/2010			1,428.66
			9/3/2010	SS	DEP	865.00	
			9/7/2010	AHC RENT	9169	511.77-	
				Fund Balance for SUTTLES, ARTHUR T. (419626760) at			1,781.89
THACKER, D C.		423644228	9/1/2010	Transactions Prior to 9/1/2010			62.84
			9/1/2010	SSI	DEP	30.00	
			9/3/2010	JET-PEP 1-CTN CIG	9156	27.24-	
			9/15/2010	D.C. THACKER SEND FOR CIG	9209	28.33-	
			9/20/2010	D. C. THACKER SPENDING	9223	10.00-	
			9/29/2010	W-MART 2-PK CIGARETTES	9248	8.15-	
				Fund Balance for THACKER, D C. (423644228) at 09/30/2010			19.12
THORNTON, GEORGE B.		422603232	9/1/2010	Transactions Prior to 9/1/2010			153.70
			9/3/2010	SS	DEP	769.00	
			9/7/2010	AHC RENT	9169	739.00-	
			9/8/2010	W-MART PERSONAL ITEMS	9179	36.88-	

TF6200A

Trust Fund Trial Balance
Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
				Fund Balance for THORNTON, GEORGE B. (422603232) at			146.82
TILLEY, ANNIE J.		420306093	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/3/2010	SS	DEP	810.00	
			9/3/2010	ANNIE TILLEY SPENDING	9167	30.00-	
			9/7/2010	AHC RENT	9169	780.00-	
				Fund Balance for TILLEY, ANNIE J. (420306093) at 09/30/2010			0.00
TOWNSON, JAMES D.	7/27/10	422068086	9/1/2010	Transactions Prior to 9/1/2010			45.00
			9/15/2010	JAMES TOWNSON CLOSE ACCT	9215	45.00-	
				Fund Balance for TOWNSON, JAMES D. (422068086) at			0.00
TURLEY, WALTER		417015299	9/1/2010	Transactions Prior to 9/1/2010			1,208.32
			9/3/2010	JET-PEP 1-LG CAN SNUFF	9156	13.40-	
			9/3/2010	SS	DEP	609.00	
			9/7/2010	AHC RENT	9169	579.00-	
			9/13/2010	JET-PEP 2 MED CANS SNUFF	9203	17.42-	
				Fund Balance for TURLEY, WALTER (417015299) at 09/30/2010			1,207.50
UNDERWOOD, ERRON	9/18/10	418049345	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/16/2010	DEP INCOME	DEP	51.00	
			9/16/2010	AHC RENT	9218	15.58-	
			9/20/2010	ERRON UNDERWOOD CLOSE ACCT	9224	35.42-	
				Fund Balance for UNDERWOOD, ERRON (418049345) at			0.00
VARDAMAN, RUSSELL		417822048	9/1/2010	Transactions Prior to 9/1/2010			0.00
			9/9/2010	DEP INCOME	DEP	51.00	
			9/10/2010	RUSSELL VARDAMAN SPENDING	9195	5.00-	
			9/10/2010	AHC RENT	9201	21.00-	
			9/13/2010	JET-PEP 2-CTN WRANGLERS	9203	23.96-	
			9/14/2010	RUSSELL VARDAMAN	9208	1.04-	
				Fund Balance for VARDAMAN, RUSSELL (417822048) at			0.00
WAITES, CLARICE		421707066	9/1/2010	Transactions Prior to 9/1/2010			226.95
			9/3/2010	SS	DEP	646.00	
			9/7/2010	AHC RENT	9169	616.00-	
				Fund Balance for WAITES, CLARICE (421707066) at 09/30/2010			256.95
WALLACE, KATHERINE		417204627	9/1/2010	Transactions Prior to 9/1/2010			1,044.47
			9/3/2010	SS	DEP	1,160.00	
			9/7/2010	AHC RENT	9170	1,195.05-	
				Fund Balance for WALLACE, KATHERINE (417204627) at			1,009.42
WALTON, WAYNE C.		257385629	9/1/2010	Transactions Prior to 9/1/2010			30.05
			9/3/2010	SS	DEP	749.00	
			9/7/2010	AHC RENT	9169	749.00-	
				Fund Balance for WALTON, WAYNE C. (257385629) at			30.05
WEAVER, FRANCES D.		424865070	9/1/2010	Transactions Prior to 9/1/2010			0.01

Trust Fund Trial Balance

Attalla Health Care, Inc. (AH)

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
			Fund Balance for	**WEAVER, FRANCES D. (424865070) at**			**0.01**
WEST, DOROTHY NADI		418200485	9/1/2010	Transactions Prior to 9/1/2010			498.55
			9/1/2010	RR RETIRE	DEP	488.00	
			9/3/2010	SS	DEP	816.00	
			9/7/2010	AHC RENT	9169	1,274.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	5.00-	
			Fund Balance for	**WEST, DOROTHY NADI (418200485) at**			**523.55**
WILKES, NATHAN T.		418290566	9/1/2010	Transactions Prior to 9/1/2010			377.58
			9/3/2010	SS	DEP	620.00	
			9/7/2010	AHC RENT	9169	590.00-	
			9/15/2010	CASH TRANSFER TO P. CASH	9217	10.00-	
			Fund Balance for	**WILKES, NATHAN T. (418290566) at**			**397.58**
WOODWARD, GENA		419925894	9/1/2010	Transactions Prior to 9/1/2010			0.02
			9/3/2010	SS	DEP	644.00	
			9/7/2010	AHC RENT	9169	614.00-	
			Fund Balance for	**WOODWARD, GENA (419925894) at**			**30.02**

Trust Fund Total at 09/30/2010 39,397.61

A small amt
of interest will
hit this acct
today